                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended March 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

                         Commission file number 0-20900

                     COMPUWARE CORPORATION ESOP/401(k) PLAN
                            (Full title of the plan)

                              Compuware Corporation
                               One Campus Martius
                             Detroit, Michigan 48226

COMPUWARE CORPORATION ESOP/401(K) PLAN

Financial Statements as of and for the Years Ended March 31, 2007 and 2006, Supplemental Schedule as of March 31, 2007 and Independent Auditors' Report

COMPUWARE CORPORATION ESOP/401(K) PLAN

TABLE OF CONTENTS

                                                                            PAGE
                                                                           -----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ................       3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   MARCH 31, 2007 and 2006:

   Statements of Net Assets Available for Benefits .....................       4

   Statements of Changes in Net Assets Available for Benefits ..........       5

   Notes to Financial Statements .......................................   6- 10

SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2007: ............................      11

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
      (Held at End of Year) ............................................      12

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Compuware Corporation
                                        ESOP/401(k) Plan


Date: September 25, 2007                By: \S\ Laura L. Fournier
                                            ------------------------------------
                                            Laura L. Fournier
                                            Senior Vice President and
                                            Chief Financial Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (Plan) as of March 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

                                        (CROWE CHIZEK AND COMPANY LLC)

                                        Crowe Chizek and Company LLC

South Bend, Indiana
September 19, 2007

COMPUWARE CORPORATION ESOP/401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2007 AND 2006

                                                         2007           2006
                                                     ------------   ------------
ASSETS:
   Investments--at fair value:
      Common Stock--Compuware Corporation            $ 92,357,967   $ 87,484,023
      Commingled Pool - Fidelity U.S. Equity Index     59,576,200     58,376,577
      Unitized Fund - State Street Global Advisors
         Mid-Cap Blend Unitized Fund                   61,150,728     63,274,353
      Mutual Funds:
         Short-term securities                         37,521,538     33,316,736
         Bonds (government and corporate)              38,480,611     35,340,730
         Equity                                       219,619,652    193,310,643
         Real estate                                   13,598,031      8,584,475
      Participant loans                                 5,258,886      4,973,654
                                                     ------------   ------------
            Total investments                         527,563,613    484,661,191
      Other receivable                                    143,345         39,173
                                                     ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $527,706,958   $484,700,364
                                                     ============   ============

     The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2007 AND 2006

                                                           2007           2006
                                                       ------------   ------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income:
      Interest and dividends                           $ 18,405,223   $ 13,373,807
      Net appreciation in fair value of
         Compuware Corporation common stock              16,657,288      8,240,449
      Net appreciation in fair value of Fidelity
         U.S. Equity Index Commingled Pool                6,500,001      6,426,653
      Net appreciation in fair value of State
         Street Global Advisors Mid-Cap Blend
         Unitized Fund                                    6,783,844      1,151,998
      Net appreciation in fair value of Mutual Funds     11,277,491     39,413,383
                                                       ------------   ------------
         Total investment income                         59,623,847     68,606,290
   Contributions:
      Employee                                           29,179,820     28,297,287
      Employer non-cash contribution                        200,794
      Participant rollover                                2,911,030      1,378,894
                                                       ------------   ------------
         Total contributions                             32,291,644     29,676,181
                                                       ------------   ------------
         Total additions                                 91,915,491     98,282,471
                                                       ------------   ------------
REDUCTIONS IN NET ASSETS ATTRIBUTABLE TO:
   Benefits paid to participants                         48,908,699     49,762,606
   Administrative and other expenses                         56,609         18,972
                                                       ------------   ------------
         Total reductions                                48,965,308     49,781,578
                                                       ------------   ------------
NET INCREASE                                             42,950,183     48,500,893
   Plan mergers (Note 6)                                     56,411        855,224
NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year    484,700,364    435,344,247
                                                       ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS--End of year         $527,706,958   $484,700,364
                                                       ============   ============

     The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006

1.   GENERAL DESCRIPTION OF THE PLAN

     The following description of the Compuware Corporation (Company) ESOP/401(k) Plan (Plan) provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

     GENERAL--The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan (ESOP) and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive any discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Compuware has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) appointing Fidelity to act as trustee of the Plan.

     CONTRIBUTIONS--ESOP--Employer contributions to the ESOP are at the discretion of the Company's Board of Directors, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution. During the 2007 Plan year, the company contributed $200,794 in Company stock to the Plan. During the 2006 Plan year, the Company's Board of Directors determined not to make an ESOP contribution.

     CONTRIBUTIONS--401(K)--Participants in the Plan may elect to defer up to 75% of their pay per pay period on a pre-tax basis, and up to 10% of their pay per pay period on an after-tax basis, with a combined maximum limit of 85% for investment in the Plan. Effective January 3, 2006, the Plan initiated an opt-out clause wherein unless an active participant with an employment commencement date on or after January 3, 2006 elects otherwise, they are deemed to have elected to make an automatic pre-tax contributions of 2% in the Plan. The automatic pre-tax contribution is effective as soon as administratively possible after 90 days from the employment date.

     The amount of pay deferral contributions for each participant is limited to $15,500 during the 2007 calendar year and $15,000 during the 2006 calendar year based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax "catch-up" contributions in accordance with the provisions of Code
     Section 414(v). The maximum annual catch-up contribution is $5,000 for 2007 and $5,000 for 2006.

     PARTICIPANTS' ACCOUNTS--ESOP--Company contributions to the ESOP are allocated to eligible individual participant accounts. These amounts are not subject to the individual participant's investment direction until the contribution has been allocated to the participant's account for at least two years, and the participant is fully vested.

     PARTICIPANTS' ACCOUNTS--401(K)--All Plan withholdings contributed to the Plan are deposited in each participant's account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants' accounts based on the actual earnings of the investment funds selected by the participants.

     VESTING--ESOP--Participants are vested based on the number of years of service. Vesting begins after three years of service, with full vesting occurring after seven years of service for employees that terminated their employment.

     VESTING--401(K)--All participant contributions and earnings thereon are fully vested.

     FORFEITED ACCOUNTS - ESOP--During the Plan year ended March 31, 2007 and 2006, forfeited nonvested accounts totaled $692,307 and $2,987,929, respectively. These accounts may be allocated to remaining participants in the same manner as Company ESOP contributions. During the 2007 plan year, in accordance with the 5th amendment to the Plan dated May 23, 2006, all eligible participants received a contribution of 100 shares of company stock. This amendment applies to the 2007 plan year only. The primary source of this allocation was from the forfeiture account.

     PARTICIPANT LOANS--Participants may have only two outstanding loans at any time. Effective January 3, 2006, loans must originate from assets in the 401(k) portion of the participants' accounts. Prior to January 3, 2006, participants were allowed to have one loan originating from the ESOP allocations and one loan from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers.

     The maximum loan amount is equal to the lesser of $50,000 or 50% of their vested balance (excluding the ESOP source beginning January 3, 2006) minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant's account. Interest is paid quarterly at 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 5% to 10%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity's loan coupon service for hourly employees, terminated employees and rehires.

     PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement, or other reasons, a participant may request to receive a lump-sum amount equal to the value of the participant's vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

     INVESTMENT VALUATION--The Plan's investments are stated at fair value as of the financial statement date. The Plan's investment in Company stock is valued at its quoted market price of $9.49 and $7.83 at March 31, 2007 and 2006, respectively. The Plan's investments in all other common stocks and mutual funds are valued at fair value as determined by quoted market prices. Investments in commingled investment pools are valued at estimated fair value as determined by the Plan Trustee based upon the market prices of the underlying investments. Investments in the unitized fund are valued at estimated fair value based upon the market prices of the underlying investments, which include investments in collective investment funds and registered investment companies valued at the net asset value per share/unit on the valuation date, and short-term investments which are stated at amortized cost, which approximates fair value. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

     Net appreciation or depreciation in fair value of investments is determined using the fair value at the beginning of the year or purchase price, if acquired since that date, and is presented in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are reported as earned.

     USE OF ESTIMATES--The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at March 31, 2007 and 2006, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES--The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances. The Company common stock held by the Plan as of March 31, 2007 has been valued at its quoted market price as of the 2007 financial statement date of $9.49 per share.

     PLAN EXPENSES-- During the Plan year, Plan expenses consisting primarily of fees to the recordkeeper, were expensed when incurred. Certain other expenses were absorbed by the Company. Beginning in the first calendar quarter of 2007, the forfeited cash reserves will be used to pay the Plan's future administrative expenses.

     BENEFIT PAYMENTS--Payments for benefits are recorded when paid.

3.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the receipt of the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   PARTIES-IN-INTEREST

     Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds and a commingled pool fund which are offered by Fidelity Investments, an affiliate of Fidelity Management Trust Company (collectively, Fidelity). Fidelity is the Plan trustee and, therefore, these transactions and the Plan's payment of trustee fees to Fidelity qualify as party-in-interest transactions. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment. Further, participant loan transactions and investments are also party-in-interest transactions.

     The 9,732,136 and 11,172,928 shares of Compuware Corporation common stock held by the Plan as of March 31, 2007 and 2006 represent approximately 3.2% and 2.9% of the Company's outstanding shares as of March 31, 2007 and 2006. The Company common stock held by the Plan as of March 31, 2007 and 2006 has been valued at its quoted market price as of the 2007 and 2006 financial statement date of $9.49 and $7.83 per share.

     There were no cash dividends paid to the Plan by Compuware Corporation during the plan year end March 31, 2007 and 2006. Total appreciation for the Compuware Corporation common stock for the plan year ended March 31, 2007 and 2006 was $16,657,288 and $8,240,449, respectively. This is included in net appreciation per the Statement of Changes in Net Assets Available for Benefits.

6.   PLAN MERGERS

     On August 2, 2006, the Plan was merged with the Providerlink 401(k) Plan. All of the assets of the Providerlink 401(k) Plan were transferred to the Plan, causing the dissolution of the Providerlink 401(k) Plan. Each participant in the Providerlink 401(k) Plan became eligible to participate in the plan upon, or before, the effective date of the merger.

     On September 1, 2005, the Plan was merged with the Gevity 401(k) Plan - ChangePoint Group. All of the assets of the Gevity 401(k) Plan - ChangePoint Group were transferred to the Plan, causing the dissolution of the Gevity 401(k) Plan - ChangePoint Group. Each participant in the Gevity 401(k) Plan - ChangePoint Group became eligible to participate in the plan upon, or before, the effective date of the merger.

     On September 2, 2005, the Plan was merged with the Adlex Corporation 401(k) Profit Sharing Plan. All of the assets of the Adlex Corporation 401(k) Profit Sharing Plan were transferred to the Plan, causing the dissolution of the Adlex Corporation 401(k) Profit Sharing Plan. Each participant in the Adlex Corporation 401(k) Profit Sharing Plan became eligible to participate in the plan upon, or before, the effective date of the merger.

7.   INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows:

                                                               2007          2006
                                                            ----------    ----------
Compuware Corporation Common Stock:
   ESOP* (8,249,279 and 9,285,910 shares, respectively)    $78,285,654   $72,708,676
   401(k) (1,482,857 and 1,887,018 shares, respectively)    14,072,313    14,775,347
Fidelity Equity Income Fund                                 40,450,253    33,493,737
Fidelity Diversified International Fund                     60,769,816    51,484,822
Fidelity Retirement Money Market Fund                       33,529,848    29,551,242
Fidelity U.S Bond Index                                     26,893,645    25,587,294
Fidelity U.S. Equity Index Commingled Pool                  59,576,200    58,376,577
State Street Global Advisors Mid-Cap Blend Unitized Fund    61,150,728    63,274,353

*    Non-participant directed

8.   FUND INFORMATION

     Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2007 and 2006:

                                      NON-PARTICIPANT DIRECTED
                                    ---------------------------
                                      COMPUWARE      COMPUWARE
                                    COMMON STOCK   COMMON STOCK    PARTICIPANT
                                        ESOP*          LOAN         DIRECTED         TOTAL
                                    ------------   ------------   ------------   ------------
BEGINNING BALANCE--MARCH 31, 2006    $72,713,009   $   594,819    $411,392,536   $484,700,364
INVESTMENT INCOME                     13,928,001        26,662      45,669,184     59,623,847
CONTRIBUTIONS:
   Employee                                   --            --      29,179,820     29,179,820
   Employer                              758,377            --        (557,583)       200,794
   Participant rollover                                              2,911,030      2,911,030
                                     -----------   -----------    ------------   ------------
      Total contributions                758,377                    31,533,267     32,291,644
BENEFITS PAID TO PARTICIPANTS          6,491,346        23,551      42,393,802     48,908,699
ADMINISTRATIVE AND OTHER
   EXPENSES                               26,026            --          30,583         56,609
PLAN MERGERS                                  --            --          56,411         56,411
EXCHANGES                             (1,911,927)     (284,706)      2,196,633             --
                                     -----------   -----------    ------------   ------------
ENDING BALANCE--MARCH 31, 2007       $78,970,088   $   313,224    $448,423,646   $527,706,958
                                     ===========   ===========    ============   ============

                                    COMMON STOCK   COMMON STOCK    PARTICIPANT
                                        ESOP*          LOAN         DIRECTED         TOTAL
                                    ------------   ------------   ------------   ------------
BEGINNING BALANCE--MARCH 31, 2005    $74,554,316     $661,513     $360,128,418   $435,344,247
INVESTMENT INCOME                      6,724,171       39,619       61,842,500     68,606,290
CONTRIBUTIONS:
   Employee                                   --           --       28,297,287     28,297,287
   Participant rollover                       --           --        1,378,894      1,378,894
                                     -----------     --------     ------------   ------------
      Total contributions                     --           --       29,676,181     29,676,181
BENEFITS PAID TO PARTICIPANTS          7,875,490       39,685       41,847,431     49,762,606
ADMINISTRATIVE AND OTHER
  EXPENSES                                    --           --           18,972         18,972
PLAN MERGERS                                  --           --          855,224        855,224
EXCHANGES                               (689,988)     (66,628)         756,616             --
                                     -----------     --------     ------------   ------------
ENDING BALANCE--MARCH 31, 2006       $72,713,009     $594,819     $411,392,536   $484,700,364
                                     ===========     ========     ============   ============

* This Balance includes previously forfeited amounts held within the money market accounts.

                              SUPPLEMENTAL SCHEDULE

COMPUWARE CORPORATION ESOP/401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2007

IDENTITY OF ISSUE,                 DESCRIPTION OF INVESTMENT INCLUDING
BORROWER,                      MATURITY DATE, RATE OF INTEREST, COLLATERAL                        CURRENT
LESSOR OR SIMILAR PARTY             PAR OR MATURITY VALUE (IN SHARES)                COST          VALUE
-----------------------   ----------------------------------------------------   -----------   ------------
* Compuware Corporation   Compuware Corporation Common Stock; 9,732,136 shares   $55,667,251   $ 92,357,967
* Fidelity                Equity Income Fund; 694,663 units                       36,427,878     40,450,252
* Fidelity                Diversified International Fund; 1,595,427 units         42,266,457     60,769,816
* Fidelity                Dividend Growth Fund; 532,295 units                     14,831,952     16,905,696
  American Funds          Growth Fund of America - Class A Fund; 440,963 units    12,630,300     14,697,296
* Fidelity                Retirement Money - Market Fund; 33,529,848 units        33,529,848     33,529,848
* Fidelity                U.S. Bond Index Fund; 2,467,307 units                   26,846,164     26,893,645
* Fidelity                Institutional Short - Intermediate Government Fund;
                          419,295 units                                            4,004,483      3,991,690
  Domini                  Social Equity Fund; 21,999 units                           635,011        740,478
  PIMCO                   Foreign Bond Index Fund; 405,229 units                   4,235,926      4,121,177
  Laudus Rosenberg        U.S. Small Capitalization Fund; 726,990 units            9,552,687      9,138,266
  Nicholas Applegate      High Yield Bond Fund; 727,660 units                      7,339,293      7,465,789
  Janus                   Twenty Fund; 405,782 units                              19,585,354     22,744,094
  MSIFT                   Mid-Cap Growth Fund; 601,139 units                      14,150,078     16,447,174
  Managers                Special Equity; 60,502 units                             5,155,239      5,257,633
* Fidelity                Real Estate Investments; 360,786 units                  12,966,857     13,598,031
  Lord Abbett             Cap Value Fund; 796,043 units                           16,465,840     18,372,667
* Fidelity                U.S. Equity Index Commingled Pool Fund; 1,303,922
                          units                                                   44,073,109     59,576,200
  State Street Global
  Advisors                Mid-Cap Blend Unitized Fund; 2,290,019 units            53,820,186     61,150,728
  American Funds          New Perspective R5 Fund; 436,147 units                  12,532,098     14,096,280
* Participants            Loans to participants (interest rates of 5%
                          to 10%)                                                                 5,258,886
                                                                                               ------------
  Total assets held for investment purposes                                                    $527,563,613
                                                                                               ============

*  Party-in-interest


                                      -12-